Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

KANZHUN LIMITED

看 準 科 技 有 限 公 司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

NOTICE OF BOARD MEETING

The board of directors (the “Board”) of KANZHUN LIMITED (the “Company”) hereby announces that a meeting of the Board will be held on Tuesday, August 29, 2023 for the purpose of, among other matters, considering and approving, (i) the unaudited results of the Company for the three months ended June 30, 2023 and its publication, and (ii) the unaudited interim results of the Company for the six months ended June 30, 2023 and its publication.

The Company’s management will hold an earnings conference call on Tuesday, August 29, 2023, at 8:00 A.M. U.S. Eastern Time or 8:00 P.M. Beijing/Hong Kong Time on the same day. A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.zhipin.com.

For participants who wish to join the conference call, please complete online registration using the link provided below. Upon registration, participants will receive an email containing dial-in numbers and unique personal PIN. This information will allow participants to gain immediate access to the call. Participants may pre-register at any time, including up to and after the call start time.

Participant Online Registration: https://register.vevent.com/register/BI9434a44f46294d6ca68c3a2cba3d0dd4

By Order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, August 17, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive directors, Mr. Haiyang Yu as the non-executive director, Mr. Charles Zhaoxuan Yang, Mr. Yonggang Sun and Mr. Yusheng Wang as the independent non-executive directors.